Exhibit 11

Applied Nanotech Holdings, Inc.

Computation of Income (Loss) Per Share

	Three Months ended Sept. 30,		Nine Months ended Sept. 30,
	2012	2011	2012	2011

Computation of loss per common share:

Net loss applicable to common shares	$(1,245,809)	$(62,066)	$(4,403,813)	$(1,108,982)

Weighted average number of common shares	119,381,717	118,853,585	119,194,845	116,155,990

Net income (loss) per common share	$(0.01)	$(0.00)	$(0.04)	$(0.01)

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.